

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 13, 2017

Via E-mail
Mr. David H. Watson
Chief Financial Officer
Argan, Inc.
One Church Street, Suite 201
Rockville, MD 20850

> **Re: Argan, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2016**
> **Filed April 15, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 11, 2016**
> **File No. 1-31756**

Dear Mr. Watson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2016

Financial Statements

Note 5 – Special Purpose Entities, page 59
Construction Joint Ventures, page 59

1.   We note your disclosure which states that despite lacking an equity interest in the Moxie Project Entities, you believed GPI was the primary beneficiary of these VIEs. Please provide us with your analysis supporting your conclusion that you were the primary beneficiary of Moxie Project Entities during the periods you consolidated the entities.

Include in your analysis: a description of the purpose and design of the Moxie Project Entities, the significant activities of the Moxie Project Entities, the parties that made the decisions about the significant activities, any related party or de facto agent/principal relationships, and how the equity interest holders of the Moxie Project Entities did not have standalone power and economics in the entity. Refer to ASC 810-10 for guidance.

<u>Definitive Proxy Statement filed May 11, 2016</u>

<u>Executive Compensation, page 17</u>
<u>Compensation Discussion and Analysis, page 17</u>
<u>Annual cash incentive compensation, page 20</u>

2.   We note your disclosure that you provide annual cash incentive awards for the achievement of short-term financial performance goals. In future filings, please disclose and quantify the short-term financial performance goals and indicate the percentage of each of the named executive officer's base salary used to determine the size of the cash incentive payable under the Annual Cash Incentive Compensation. It appears that the amounts which you have disclosed in the "Bonus" column of your Summary Compensation Table should have been disclosed under the "Non-Equity Incentive Compensation Plan" column because the amounts reflect the performance of your executives under your non-equity incentive plan, as defined in Item 402(a)(6)(iii) of Regulation S-K. For guidance refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations. Please ensure that in future filings you disclose payments under your Annual Cash Incentive Compensation as earned under a non-equity incentive plan and provide appropriate disclosure in your Grant of Plan-Based Awards Table.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction